Descartes Announces Normal Course Issuer Bid for Common Shares

WATERLOO, ONTARIO, December 3, 2008 — Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced today acceptance by the Toronto Stock Exchange (the “TSX”) of Descartes’ Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”). Pursuant to the NCIB, Descartes proposes to purchase through the facilities of the TSX and/or the NASDAQ Stock Exchange (“NASDAQ”), from time to time, if it is considered advisable, up to an aggregate of 5,244,556 common shares of Descartes, representing approximately 10% of the public float, being 52,445,564 common shares as of November 27, 2008.  As of November 27, 2008, Descartes had 53,004,527 issued and outstanding common shares.

Purchases of common shares under the NCIB may commence on December 5, 2008 and will conclude on the earlier of the date on which purchases under the bid have been completed and December 4, 2009. Other than block purchase exceptions, daily purchases on the TSX will be limited to 64,734 common shares from December 5, 2008 to March 31, 2009, and limited to 32,367 common shares from April 1, 2009 to December 4, 2009. The NCIB does not require Descartes to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice. The specific timing and amount of share purchases will vary based on market conditions, regulatory requirements and other factors. The price that Descartes will pay for any shares will be the prevailing market price of such shares on NASDAQ or the TSX at the time of the acquisition. All purchases will be made through the facilities of the TSX and/or NASDAQ in accordance with its respective rules and policies. All common shares purchased by Descartes pursuant to the NCIB will be cancelled.

The Board of Directors of Descartes believes that the proposed purchases are in the best interests of Descartes and are a desirable use of Descartes’ funds.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Brussels, Stockholm and Shanghai. For more information, visit www.descartes.com.

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Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ intentions with respect to the NCIB and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the severity and length of the current global economic downturn; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the sufficiency of capital and the ability to raise capital to continue Descartes’ acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2008. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.